FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 28, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Bond consent solicitation dated
              September 28, 2005





British Energy Holdings PLC

28 September 2005



                          BRITISH ENERGY HOLDINGS PLC

                                  GBP700,000,000

                       7% GUARANTEED BONDS DUE 2005-2022


British Energy Holdings PLC GBP700,000,000 7% Guaranteed Bonds due 2005-2022 (the "Bonds")

British Energy Holdings PLC (the "Issuer"), a wholly owned subsidiary of British Energy Group PLC, announces that a notice (the "Notice of Meeting") has been sent on 28 September 2005 to Bondholders relating to a meeting of Bondholders to be held on 24 October 2005. The purpose of the meeting is to consider proposals by the Issuer to make certain amendments to the terms and conditions of the Bonds. These proposals are detailed in an Explanatory Memorandum dated 28 September 2005 (the "Explanatory Memorandum") sent to Bondholders with the Notice of Meeting.

To participate in the meeting Bondholders must provide their instructions in the normal way so that instructions are received by the Registrar (the "Registrar") and the Principal Paying Agent (the "Principal Paying Agent") by 4.00 p.m. on 20 October 2005 (the "Expiration Date"). Bondholders who submit instructions so that instructions are received by the Registrar and the Principal Paying Agent by 4.00 p.m. on 14 October 2005 (the "Early Instruction Date") will be eligible to receive a payment from the Issuer of GBP1.00 per GBP1,000.00 nominal principal amount of outstanding Bonds which are the subject of a Bondholders' instruction (the "Early Instruction Fee"), subject to the passing of the proposals.

The proposals are made subject to the conditions contained in the Explanatory Memorandum and terms used in this announcement and not otherwise defined have the meanings set out to them in the Explanatory Memorandum.

Citigroup Global Markets Limited is the sole Consent Co-ordinator. Copies of the Notice of Meeting and Explanatory Memorandum are available from the Consent Co-ordinator. For further information please contact Liability Management Group on +44 20 7986 8969.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 28, 2005                  BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations